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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                SCHEDULE 13G

                  Under the Securities Exchange Act of 1934
                         (Amendment No. ___________)*

                        ENDEAVOUR INTERNATIONAL CORP
                             (Name of Issuer)

                              Common Stock
                      (Title of Class of Securities)

                                 29259G101
                              (CUSIP Number)

                             October 17, 2006
          (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ X ] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.
The Mitchell Group, Inc. (76-0278678)

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [   ]
(b) [ X ]

3. SEC Use Only

4. Citizenship or Place of Organization
Delaware

NUMBER OF SHARES BENEFICALLY OWNED BY EACH REPORTING PERSON WITH:

5.Sole Voting Power
12,337,400

6.Shared Voting Power
None

7.Sole Dispositive Power
12,337,400

8.Shared Dispositive Power
None

9.Aggregate Amount Beneficially Owned by Each Reporting Person
12,337,400

10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.Percent of Class Represented by Amount in Row (9)
10.4%

12.Type of Reporting Person (See Instructions)
IA

                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

Item 1(a) Name of Issuer:
          ENDEAVOUR INTERNATIONAL CORP

Item 1(b) Address of Issuers Principal Executive Office:
          1000 Main Street, Suite 3300
          Houston, Texas 77002

Item 2(a) Name of Person Filing:
          The Mitchell Group, Inc.

Item 2(b) Address of Principal Business Office, or if none, Residence:
          1100 Louisiana, Suite 5000
          Houston, Texas  77002

Item 2(c) Citizenship:
          U.S.A. (The Mitchell Group, Inc.is a corporation incorporated in Delaware)

Item 2(d) Title of Class of Securities:
          Common Stock

Item 2(e) CUSIP Number: 29259G101

Item 3	Filing required pursuant to the Rules 13d-1(b), or 13d-2(b):
        The Mitchell Group, Inc. is an investment adviser registered under
        Section 203 of the Investment Advisers Act of 1940.

Item 4	Ownership as of October 17, 2006:
       (a) Amount Beneficially Owned:
           12,337,400 shares are held in investment advisory accounts managed by The Mitchell Group, Inc. for numerous clients.
           Pursuant to its investment advisory contract with its clients, The Mitchell Group, Inc. has full investment discretion with respect to such investment advisory accounts.However, The Mitchell Group, Inc. is not the record owner of any of such shares as such shares are held of record by the respective clients or by trustees or custodians for such clients. The clients are entitled to the economic benefits (dividend payments and sales proceeds) of ownership of such shares. Each client also has the right to terminate its investment advisory relationship with The Mitchell Group, Inc. at any time. Because The Mitchell Group, Inc. has the power to dispose, or to direct the disposition of, such shares, it may be deemed to be the beneficial owner of these shares for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934. Because Rodney Mitchell is Chairman of the Board and President, a director and owner of a majority of the outstanding capital stock of The Mitchell Group, Inc., he may also be deemed to be an indirect beneficial owner of these shares for the purposes of Rule 13d-3.

       (b) Percent of Class:
           10.4% -- as to shares held in accounts managed by The Mitchell Group, Inc. with power to dispose, or to direct the disposition of such shares.

       (c)   Number of shares as to which The Mitchell Group, Inc. has:
          (i) sole power to vote or direct the vote: 12,337,400 shares.

         (ii) shared power to vote or to direct the vote: 0 shares.

        (iii) sole power to dispose or direct the disposition of: 12,337,400 shares.

         (iv) shared power to dispose or direct the disposition of: 0 shares.

Item 5	Ownership of Five Percent or Less of a Class.
	Not applicable.

Item 6	Ownership of more than Five Percent on Behalf of Another Person.
	Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the
        Security Being Reported on By the Parent Holding Company.
	Not applicable.

Item 8	Identification and Classification of Members of the Group.
	Not applicable.

Item 9	Notice of Dissolution of Group.
	Not applicable.

Item 10	Certification
	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature.
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	November 21, 2006

THE MITCHELL GROUP, INC.


By:	/s/ Rodney Mitchell
Signature    Rodney Mitchell
	     Chairman of the Board and President